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May 16, 2017

VIA EDGAR AND COURIER

Larry Spirgel
Assistant Director
AD Office 11 — Telecommunications

Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 3720
100 F Street N.E.
Washington, D.C. 20549

Ref:                        Altice USA, Inc.
Registration Statement on Form S-1
Filed April 11, 2017
File No. 333-217240

Dear Mr. Spirgel:

On behalf of Altice USA, Inc. (the “Company”), we are today filing with the U.S. Securities and Exchange Commission (the “Commission”) Amendment No. 1 (“Amendment No. 1”) to the Company’s registration statement on Form S-1 (the “Registration Statement”), which was originally submitted to the staff of the Commission (the “Staff”) on April 11, 2017.  Certain of the revisions in Amendment No. 1 have been made in response to comments received from the Staff contained in your letter dated May 8, 2017 (the “Comment Letter”) in connection with the Registration Statement.

For your convenience, we have reproduced below in italics the Staff’s comments, followed in each case by the Company’s response.  In addition, capitalized terms used but not defined herein shall have the meanings assigned to such terms in the Registration Statement.  Page references included in the Company’s responses are to those contained in Amendment No. 1.

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Prospectus Summary

Overview, page 1

1.                                      Please identify the company as a holding company which does not conduct any business operations of your own.  We note your disclosure on page 48.

Response:  The Company has revised the disclosure on page 1 of Amendment No. 1 accordingly.

Use of Proceeds, page 12

2.                                      Please disclose if any material amount of the proceeds is to be used to discharge indebtedness of the company or its subsidiaries.  We note your disclosure on your substantial indebtedness and your need to raise significant amounts of funding over the next several years to fund capital expenditures, repay existing obligations and meet other obligations.

Response:  The Company notifies the Staff that it has not yet determined whether any amount of the proceeds will be used to discharge indebtedness of the Company or its subsidiaries.   The Company will include this information in a subsequent filing if the proceeds will be used to discharge indebtedness of the Company or its subsidiaries.

Selected Historical and Pro Forma Financial Data, pages 52 through 56

3.                                      We note that you present and reconcile the Non-GAAP financial measure Adjusted EBITDA from net income.  Please tell us and disclose how this Non-GAAP financial measure is useful to investors in accordance with Item 10(e) of Regulation S-K and how it is used by management in evaluating company performance.  Please also comply with this comment in Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Response:  The Company has revised the corresponding disclosures on pages 63 and 74 of Amendment No. 1 accordingly.

Unaudited Pro Forma Consolidated Financial Information, pages 59 through 66

4.                                      Please remove the pro forma condensed consolidated statement of operations for the year ended December 31, 2015 and similar disclosures found elsewhere in your filing such as on page 14 and page 53.  We refer you to Article 11-02(c)(2)(i) of Regulation S-X.

Response:  The Company has removed the pro forma condensed consolidated statement of operations for the year ended December 31, 2015 and related disclosures on pages 16 and 57 of Amendment No. 1.

5.                                      Regarding your pro forma condensed consolidated statement of operations for the year ended December 31, 2016, please limit your adjustments to only give effect to those items that are directly attributable to the acquisition of Cablevision.

Response:  The Company has revised the 2016 pro forma condensed consolidated statement of operations for the year ended December 31, 2016 to only give effect to those items directly attributable to the acquisition of Cablevision.

6.                                      Disclose pro forma loss per share information on the face of your pro forma condensed consolidated statement of operations for the year ended December 31, 2016.

Response:  The Company has disclosed pro forma loss per share information on the face of the pro forma condensed consolidated statement of operations for the year ended December 31, 2016 and the quarter ended March 31, 2017.

7.                                      Regarding footnote (3), please revise the adjustment amount and clarify the footnote to clearly state that the eliminated costs are direct, incremental costs incurred in connection with the acquisition of Cablevision.

Response:  The Company has revised the wording of footnote 3 as well as the amount to clarify that such adjustment represents only direct transaction costs in connection with the acquisition of Cablevision.

8.                                      Regarding adjustment (7)(i), please clarify that the adjustment amount was calculated at the statutory rate in effect during the period and disclose this rate, or advise us.

Response:  The Company has revised footnote 7(i) to clarify that the tax adjustment was calculated at the combined federal and state statutory rate in effect during the period and such rate has been disclosed.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Basis of Presentation, page 68

9.                                      Please limit your pro forma information for the year ended December 31, 2015 to revenues and cost of revenues, prepared in accordance with the guidance in Article 11 of Regulation S-X.  Accompany this with disclosure explaining how the pro forma presentation was derived, why management believes the presentation to be useful, and any potential risks associated with using such a presentation.  You should also make similar revisions to your pro forma non-GAAP financial information and pro forma operating information by segment.

Response:  The Company has referred to section 9220.8 of the Division of Corporation Finance Financial Reporting Manual (updated as of November 9, 2016), including the subsection entitled “Note,” for purposes of determining what pro forma periods to present in the MD&A discussion.

9220.8

If it is determined that a supplemental discussion in MD&A based on pro forma financial information is appropriate, then the pro forma financial information may be presented in a format consistent with S-X Article 11.  Other formats, such as the footnote pro forma information specified by ASC 805, may also be appropriate depending on the particular facts and circumstances.  It would be inappropriate to merely combine information for the pre-and post-transaction periods without reflecting all relevant pro forma adjustments required by S-X Article 11.  Pro forma financial information should only be prepared for the most recent fiscal year and interim period prior to the transaction occurring (although the staff will not object to the registrant providing a pro forma income statement for the corresponding prior interim period).  If pro forma results are discussed in MD&A, they should not be discussed in isolation.  Supplemental discussions based on S-X Article 11 pro forma financial information should not be presented with greater prominence than the discussion of the historical financial statements required by S-K 303.  (Last updated: 9/30/2010)

For example, assume a material acquisition occurs on August 31, 2007, and the registrant is a calendar year-end company.  In accordance with the Form 8-K requirements, pro forma financial information prepared in accordance with S-X Article 11 is prepared for the year ended December 31, 2006 and the interim period ended June 30, 2007 and filed on the Form 8-K.  When preparing its MD&A for the Form 10-K for the year ended December 31, 2007, the registrant could elect to supplement the discussion of its historical results with a discussion based on S-X Article 11 pro forma information for the year ended December 31, 2007 that gives effect to the August 31, 2007 acquisition.  The pro forma December 31, 2007 information would then be compared to the pro forma information for the year ended December 31, 2006 previously filed via a Form 8-K.  This discussion would be in addition to a comparison of the audited financial statements, which would reflect the acquisition occurring in mid-2007.  A supplemental discussion based on pro forma financial information in more detail than revenues and costs of revenues for the year ended December 31, 2005 would not be appropriate.  The comparison of results of operations and financial condition for the year ended December 31, 2005 to December 31, 2006 would be on an as reported (and audited) basis and would not reflect any impact of the acquisition.  In its Form 10-K for the year ended December 31, 2008, the registrant may carry forward the discussion of the pro forma results for the year ended December 31, 2006 and 2007 as a supplement to the discussion of the audited financial statements.  No adjustments would be appropriate or necessary to the year ended December 31, 2008 as the acquisition would be reflected in the audited financial statements for the entire year.

NOTE: S-X 11-02(c)(2)(i) ordinarily prohibits the disclosure of pro forma information for annual periods prior to the most recent fiscal year preceding the August 2007 acquisition (i.e., fiscal year 2005 and prior years are prohibited).  This prohibition differs from the above example, in which the company is simply including previously filed pro forma information for the purpose of providing a supplemental comparison of pro forma results in the 2007 Form 10-K.  The staff would not object to the presentation in the above example even if the pro forma information had not been previously filed (e.g., in an IPO situation, where the company did not have an obligation to file pro forma information related to the August 2007 acquisition; the staff would look to what the company’s pro forma disclosure obligation would have been, had it filed a registration statement at that time).

In the above example, because the business combination occurred in August 2007, pro forma information for 2005 (the annual period prior to the most recent fiscal year), is not permitted.  Companies may provide pro forma information related to 2005 in MD&A, provided that such information is not in more detail than revenues and cost of revenues.  If a company believes that in its unique situation the presentation in a greater level of detail is necessary to understand the implications of the transaction, the company is encouraged to discuss the issue with the staff prior to filing.  (Last updated: 3/31/2012)

As described in the example and the Note, in an IPO situation, where the company did not have an obligation to file pro forma information related to the acquisitions, the staff would look to what the company’s pro forma disclosure obligation would have been, had it filed a registration statement at that time.  For the Cablevision acquisition, which occurred on June 21, 2016, and for the Cequel acquisition, which occurred on December 21, 2015, the Company would have been required to report on Form 8-K full year 2015 pro forma information.  As such, the Company believes that supplemental MD&A discussion of pro forma information for 2015 is acceptable and appropriate in the circumstances.

In accordance with section 9220.9, the Company has added the following disclosure on page 73 of Amendment No. 1:

The unaudited pro forma consolidated statements of operations for the year ended December 31, 2016 and the three months ended March 31, 2016 presented herein reflect the Cablevision Acquisition as if it had occurred on January 1, 2016.  The unaudited pro forma consolidated statement of operations for the year ended December 31, 2015 presented herein reflects the Cablevision Acquisition and Cequel Acquisition as if they had occurred on January 1, 2015.  The pro forma results have been prepared based on assumptions deemed appropriate by the Company.  The pro forma adjustments include (i) the elimination of incremental costs that were directly related to the Cablevision Acquisition for the 2016 periods and the Cequel Acquisition for 2015, (ii) the incremental depreciation and amortization that would have been recognized if the Cablevision Acquisition was completed on January 1, 2016 for the 2016 periods and if the Cablevision Acquisition and Cequel Acquisition had occurred on January 1, 2015 for 2015 resulting from the step up in fair value of their property, plant and equipment and identifiable intangible assets resulting from the application of business combinations accounting, (iii) the elimination of share-based compensation which was recorded in the 2015 Predecessor period resulting from the acceleration of vesting of Cequel’s equity-based awards pursuant to a change in control provision of the awards, (iv) the incremental interest resulting from the issuance of debt to fund the acquisitions, net of the reversal of interest and amortization of deferred financing costs related to credit facilities that were repaid on the date of acquisition and the accretion/ amortization of fair value adjustments associated with the long-term debt acquired, (v) the elimination of interest income earned on cash proceeds from the issuance of debt prior to the Cablevision Acquisition and (vi) the income tax impact of these pro forma adjustments and the Cablevision Acquisition.

The unaudited pro forma consolidated statements of operations are for informational purposes only.  We believe that the pro forma information is useful as it provides additional information given the significant impact of the acquisitions, and a reflection of how the combined business performed year over year that is not readily discernible from the actual year over year comparison.  The pro forma statements of operations are unaudited and do not purport to reflect the results of operations that would have occurred if the Cequel Acquisition and Cablevision Acquisition had been consummated on the dates indicated above, nor does it purport to represent the results of operations of the Company for any future dates or periods.

Liquidity and Capital Resources, pages 98 and 99

10.                               We note, in the longer term, you do not expect to generate sufficient cash from operations to fund anticipated capital expenditures, meet all existing future contractual payment obligations, and repay your debt at maturity.  Please disclose what alternative funding plans the company may pursue if the funds raised in this initial public offering are insufficient to fully meet your financing needs.  For example, please describe if the company would refinance near-term debt or issue additional debt.

Response:  The Company has amended the disclosure on page 116 of Amendment No. 1 to clarify that, in the longer term, it will be dependent on its continued access to the capital and credit markets to issue additional debt or equity or refinance existing debt obligations in order to fund anticipated capital expenditures, meet all existing future contractual payment obligations and repay debt at maturity.

Recently Issued But Not Yet Adopted Accounting Standards, page 113

11.                               Disclose the impact on ASU 2014-09, Revenue from Contracts with Customers (“ASC Topic 606”), and related ASU 2016-20, Technical Corrections and Improvements to ASC Topic 606.  We note that you have disclosed these standards will impact the timing of your installation revenue and recognition of commission expenses in the notes to your consolidated audited financial statements for Altice USA, Inc.

Response:  The Company has updated the disclosure on page 133 of Amendment No. 1 to discuss the impact on ASU 2014-09, Revenue from Contracts with Customers (“ASC Topic 606”), and the related ASU 2016-20, Technical Corrections and Improvements to ASC Topic 606.

Intellectual Property, page 141

12.                               We note that you state that you rely on your intellectual property to conduct your operations and sell your products and services.  If material, please provide all of the information required by Item 101(c)(iv) of Regulation S-K.

Response:  The Company has determined that there is no additional material disclosure that is required to be provided by Item 101(c)(iv) of Regulation S-K.

Patent Litigation, page 141

13.                               We note that you state that you are a party to certain patent infringement lawsuits.  If material, please provide all of the information required by Item 103 of Regulation S-K (e.g., parties, name of the judicial body, etc.).

Response:  The Company has determined that there is no additional material disclosure that is required to be provided by Item 103 of Regulation S-K.

Environmental Regulations, page 150

14.                               If material, consider expanding your Environmental Regulations disclosure section to provide more details on the environmental laws and regulations that affect your operations and costs.

Response:  The Company has determined that there is no additional detail necessary to make the disclosure on the impact of environmental laws and regulations on the Company’s operations and costs complete in all material respects.

Financial Statements

Altice USA, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

Note 1. Description of Business, Related Matters and Basis of Presentation Acquisition of Cequel Corporation, page F-10

15.                               With a view towards clarifying disclosure, please explain to us your accounting for the closing of the carried interest plans in Cequel Corporation including the amount of any compensation expense recognized.

Response:  Please note as disclosed in Note 19 to the Cequel Financial Statements, the Company measured the cost of employee services received in exchange for carry units based on the fair value of the award each reporting period.  For the years ended December 31, 2015 and 2014 the compensation expense recorded was $287.7 million and $30.7 million respectively.  Concurrent with the Altice Acquisition, the Carried Interest Plan was paid out and the Plan was terminated.  Since the Plan was terminated on the date of the acquisition and the compensation expense and related liability was marked to market each reporting period, the full liability was recognized in the Cequel financial statements prior to the acquisition.  Such liability was paid out and the Plan was terminated; therefore there was no accounting for such Plan post acquisition.

16.                               Regarding the contribution of Cequel to Altice USA, please disclose in greater detail the terms of the exchange and your accounting for the purchase of the 30% interest.

Response:  Please note that on December 21, 2015, 70% of the equity (70% of capital and voting rights) of Suddenlink was acquired by Altice N.V. via subsidiaries established by Altice N.V. for purposes of the acquisition for cash and the assumption of certain debt. The remaining 30% of equity was retained by the then existing holders of shares in Suddenlink affiliated with the Sponsors.  Therefore, there was no “purchase” of the 30% interest retained by the Sponsors.

The contribution on June 9, 2016 of Suddenlink to Altice USA was a common control transaction whereby Suddenlink was merged into and became a subsidiary of Altice USA. This resulted in Altice USA and Suddenlink being under common control from the date of the December 21, 2015 acquisition.

Note 6. Property, Plant and Equipment, pages F-21 and F-22

17.                               We note the estimated useful lives in Note 3, utilized when estimating the fair value of assets acquired in the Cablevision and Cequel transactions.  Please tell us if it is your policy to depreciate the property, plant and equipment acquired in the Cablevision and Cequel transactions using the same useful life assumptions.  If not, please explain to us in detail why there is a difference in estimated useful lives.

Response:  The estimated useful lives in Note 3 represent the period over which the Company is depreciating the acquired assets based on the Company’s estimate of how it will deploy and consume the asset subsequent to the acquisition.  The Company will add the following clarifying disclosure to Note 3:

“The remaining useful lives represent the period over which acquired tangible and intangible assets with a finite life are being depreciated or amortized.”

Note 6 represents the range of depreciable lives for purchases of assets in new condition by category of asset type.  The Company will add the following clarifying disclosure to Note 6:

“The estimated useful lives presented reflect the period of depreciation or amortization for the purchase of assets in new condition and do not reflect the remaining useful lives of the assets at December 31, 2016.”

Note 14. Equity and Long-Term Incentive Plans, pages F-45 and F-46

18.                               Please identify the entity that awarded units in a carried unit plan to certain employees of the Company.  Also, please clarify whether the Company’s obligation to repurchase units extends to the units held by employees of Altice N.V. and affiliated companies or not.

Response:  Neptune Management LP (“Neptune”), a holding company that owns 10% of Altice USA, executed a Carry Unit Plan (the “Plan”), which provides participants in the Plan with the opportunity to participate in the long-term growth and financial success of Altice USA’s operations, by granting a “profits interest” in the form of units of ownership in Neptune, a Delaware limited partnership (the “Class C units”).  The profits interest gives the participants the right to share in specified future profits and appreciation in value that the investors of the limited partnership may receive, including profits paid upon a sale of the participants’ interests.

The Class C units of Neptune granted to date under the Plan have been issued to employees of Altice USA and employees of other entities within the Altice Group.

The Plan provides all participants with the right, at least once each year following the fourth anniversary of the grant date, to cause the Plan administrator to purchase all or a portion of the Class C units then held at a price equal to the Adjusted Fair Market Value (as defined in the Plan) of such Class C units.  The Plan administrator has the right to determine when the put right period opens each year.

Neptune’s obligation to repurchase Class C units extends equally to employees of Altice USA, Altice N.V. and affiliated companies.

19.                               Please explain to us why you report the obligation to repurchase units issued by another entity as your temporary equity and not as a liability.  Please refer us to the accounting literature that supports your accounting.

Response:  The Company has determined the appropriate classification of the Class C units at Neptune and concluded that the awards are equity classified under ASC 718 based upon the following factors:

•                  Vesting is based upon service (not an “other condition”).

•                  The award is not automatically settled in cash or asset transfer.  The put right granted to the holders states that the holder can at least once each year following the fourth anniversary of the grant date, have the right, but not the obligation, to cause the Plan administrator to purchase all or portion of the Class C units then held at a price equal to the adjusted fair market value of such units.  In addition, the Plan administrator has the right to determine when the put right period opens.  This ensures that the holder bears the risks and rewards of ownership for at least six months.

•                  The Plan administrator does not have a choice of settlement if the participant exercises the put right.  However, the Plan administrator does have the ability to determine when the put right period opens after the fourth anniversary of the grant date.  Accordingly, the Plan administrator has the ability to ensure that Neptune has the ability to operate the Plan so that the participants bear the risks and rewards of ownership for a minimum of 6 months for the Class C units that vest in the fourth year.

•                  The terms of the award were mutually understood by Neptune and the participant. The evaluation included Neptune’s ability to meet its commitment to the participant such that the participant will be exposed to the economic risks and rewards of share ownership for the reasonable period of time required for puttable share accounting.

•                  The Class C units may not be settled in mandatorily redeemable instruments and the Class C units are settled based upon the Adjusted Fair Market Value at the date of previous quarter end.

ASC 718 reminds readers that for public entities, ASR 268 should be considered to determine whether the share-based payment carried interest units should be classified as temporary equity.

Accordingly, management considered the guidance in ASC paragraph 210-10-S99-1, which requires that redeemable preferred stock be classified outside of permanent equity.  Additionally, in ASC paragraph 480-10-S99-3A, the Staff has stated that it believes that ASC paragraph 210-10-S99-1 should be applied to equity-classified instruments that are redeemable or will become redeemable at the election of the holder, or on the occurrence of an event that is beyond the control of the company.  However, ASC paragraph 480-10-S99-3A states that ordinary liquidation events that involve the redemption and liquidation of all equity securities would not result in a security being classified outside permanent equity.

As the Class C units are redeemable at the election of the holder, management concluded that the awards should be classified as temporary equity.

Furthermore the Company considered how the Class C units granted by Neptune to employees and directors of a subsidiary of Neptune should be accounted for in the standalone financial statements of the Company by applying the guidance of paragraph 14 of FASB Interpretation No. 44 (“FIN 44”) as this is issue is not explicitly addressed in ASC 718.  The application of FIN 44 resulted in the classification of the Class C units in the subsidiary’s separate financial statements based upon the determination of classification of Altice N.V.’s (Neptune) financial statements.  As the Company had determined to apply 268, the Class C units were classified as temporary equity in the consolidated financial statements of the Company.

Note 15. Affiliate and Related Party Transactions, pages F-46 through F-49

20.                               We note the Company incurred costs for services, including certain executive services, from affiliated entities.  Please explain the consideration given to allocating to the Company all costs and expenses incurred on its behalf by its parent and affiliates.  Confirm to us that the Company’s financial statements reflect all costs of doing business or advise.  Also please disclose, if practicable, your estimate of what expenses would have been on a standalone basis if the Company had operated as an unaffiliated entity.  We refer you to Questions 1 and 2 of SAB Topic 1:B.

Response:  Please note that the Company has given consideration to and has allocated all significant costs and expenses incurred on its behalf by its parent and affiliates.  Altice USA operates primarily as an independent standalone company with the exception of the related party transactions disclosed within Note 15 to the consolidated financial statements.  Please note that the most significant related party transaction represents the $30 million annual management fee charged in connection with services provided by Altice N.V. Such management fee represents the charge for consulting, advisory and other services to the Company in connection with our acquisitions, divestitures, investments, capital raising, financial and business affairs.  Such services are unique in that they represent very specialized knowledge and skills of executives at Altice N.V. and are not comparable to other services in the market.  It is therefore not practicable to estimate what the fair value of such services would be if the Company was a fully standalone entity.

Note 18. Segment Information, pages F-50 through F-52

21.                               Please disclose each reportable segment’s total assets and provide a reconciliation of the reporting segments’ assets to the Company’s total consolidated assets at December 31, 2016 or disclose why such information is not available.  We refer you to ASC 280-10-50-26 and 30(c).

Response:  In considering the disclosure of reportable segments total assets, the Company referred to ASC 280-10-50-27: “The amount of each segment item reported shall be the measure reported to the chief operating decision maker for purposes of making decisions about allocating resources to the segment and assessing its performance.  Adjustments and eliminations made in preparing a public entity’s general-purpose financial statements and allocations of revenues, expenses, and gains or losses shall be included in determining reported segment profit or loss only if they are included in the measure of the segment’s profit or loss that is used by the chief operating decision maker.  Similarly, only those assets that are included in the measure of the segment’s assets that is used by the chief operating decision maker shall be reported for that segment.  If amounts are allocated to reported segment profit or loss or assets, those amounts shall be allocated on a reasonable basis.” (Emphasis added.)

On a monthly basis, the chief operating decision maker (“CODM”) reviews Adjusted EBITDA results by segment, but is not provided segment assets.   As such asset information is not provided to the CODM for purposes of decision making regarding resource allocations the Company does not believe that segment asset information is required to be disclosed.

The Company notes the requirement in section ASC 280-10-50-26 and will include the following in its segment footnote: “Total assets by segment are not provided as such amounts are not regularly reviewed by the chief operating decision maker for purposes of decision making regarding resource allocations.”

Note 19. Unaudited Pro Forma Net Loss Per Share, page F-52

22.                               Please provide a footnote detailing the calculation of the pro forma adjustment.

Response:  The Company has revised the disclosure on page F-85 of Amendment No. 1 to clarify the pro forma adjustment.

******************

We thank you for your prompt attention to this filing.  We hope the foregoing answers are responsive to your comments.  If you have any questions or require any additional information with respect to the above, please do not hesitate to contact me at (212) 848-7333.

Very truly yours,

/s/ Richard B. Alsop, Esq.

Richard B. Alsop, Esq.

Enclosure

cc:           David Connolly — Executive Vice President and General Counsel, Altice USA, Inc.

Craig E. Marcus, Esq. — Ropes & Gray LLP

Patrick Edgar — KPMG LLP